United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: Lockheed Martin Corporation

Name of persons relying on exemption: Sisters of St. Francis of Philadelphia

Address of persons relying on exemption: Investor Advocates for Social Justice, 40 S Fullerton

Ave Montclair, NJ 07042.

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The proponents urge you to vote FOR Proposal 4: Stockholder Proposal Requesting a Report on Alignment of Political Activities with Human Rights Policy at the Lockheed Martin Annual Meeting of Shareholders on May 2, 2024.*

Summary of the Proposal

The shareholder proposal (“the Proposal”) requests that Lockheed Martin (“Lockheed”) annually conduct an evaluation and issue a public report, describing the alignment of its political activities (including direct and indirect lobbying and political and electioneering expenditures) with its Human Rights Policy.

Support for this Proposal is warranted and in the best interest of shareholders because:

1.	Lockheed’s political activities (including direct and indirect lobbying, and political expenditures) conflict with its stated Human Rights Policy by pushing for government sales of its defense products and services to customers linked to irremediable human rights impacts, especially in conflict-affected and high-risk areas;
2.	Participating in political activities (including both direct and indirect lobbying efforts as well as expenditures targeted at particular political campaigns) that do not with align with the Company’s Human Rights Policy creates legal, reputational, and regulatory risks to the Company and its investors; and
3.	Lockheed Martin’s existing disclosures on its political activities as cited in the Statement of Opposition fail to respond to the request of the Proposal, narrowly focusing on direct lobbying and neglecting the material risks brought on by lack of information in Company’s indirect lobbying and other political activities.

* We have also provided a response to Bowyer Research’s exempt solicitation, which urges shareholders to vote against Proposal 4. Our response can be found in Appendix A of this exempt solicitation.

This communication does not seek authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxies in accordance with the instructions in Lockheed Martin’s proxy statement.

Arguments in Favor of the Political Activities Alignment Proposal

1.	Lockheed’s political activities (including direct and indirect lobbying, and political expenditures) conflict with its stated Human Rights Policy by pushing for government sales of its defense products and services to customers linked to irremediable human rights impacts, especially in conflict-affected and high-risk areas.

Lockheed’s human rights policy emphasizes that “respect for human rights is an important part of being a good corporate citizen,”1 and its opposition statement asserts that Lockheed’s political activities “are fully aligned with [its] human rights commitments.” However, the Company actively lobbies, makes political contributions, and otherwise advocates for government sales of its defense products and services to customers linked to irremediable human rights impacts, especially in high-risk and conflict affected areas. Shareholders lack adequate disclosure of Lockheed’s political activities in order to assess their alignment with the Company’s own policies on human rights, ethics, and sustainability.

As the world’s largest defense contractor operating in over 50 countries, Lockheed’s weapons and defense technologies are connected to high-risk activities in controversial arms trade, nuclear weapons, and military training. Given this involvement, Lockheed’s products and services pose risks of serious human rights violations, including risks to the rights to life, freedom from discrimination, privacy, freedom of movement, asylum, and health. Investors lack the information necessary to ensure that the Company’s political activities are not pushing for less stringent regulations on its sales and products, which pose considerable human rights risks. Research organizations and government officials have recorded defense manufacturers exerting “deep influence through money in politics.”2 The symbiotic relationship between governments and defense contractors is described by the UN as a “blurring of the lines separating the State and the arms sector, which can cause States to approve arms exports despite genuine human rights risks that should prevent them.”3 Companies are required by law to disclose only a limited subset of their lobbying activities, and these disclosures are often vague or difficult to interpret.4 As a result, investors are unable to determine whether the Company’s direct and indirect lobbying efforts are aligned with its human rights commitments.

In 2023, Lockheed spent over $14 million on lobbying expenditures.5 This statistic offers only a partial view of Lockheed’s lobbying activities and does not ensure alignment with the Company’s stated values. For example, Lockheed is engaged in contracts with various countries involved in conflicts, including Saudi Arabia and the United Arab Emirates, which present human rights concerns.6 Gross human rights violations, including war crimes, have been committed throughout the conflict in Yemen,7 and Lockheed was named as an integral company in supplying arms and services to the Saudi Arabia/UAE-led coalition.8 Lockheed weaponry was notably linked to a widely condemned school bus attack in 2018 that resulted in the deaths of dozens of children.9 In 2023, Lockheed reportedly paid $155,000 to McKeon Group, a lobbying firm that also represents the Saudi Arabian government.10 McKeon Group has allegedly made over $2 billion since 2016 from Saudi government clients and lobbied against resolutions to end US involvement in the Saudi-led war in Yemen.11

This communication does not seek authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxies in accordance with the instructions in Lockheed Martin’s proxy statement.

Weapons supplied by Lockheed have also been used against civilians in Palestine, potentially amounting to war crimes.12 Lockheed Martin’s F-16 and F-35 fighter jets, as well as its Hellfire missiles, are connected to civilian casualties in Gaza.13 Most notably, at least 44 Palestinians were killed, including 16 children, in Israel’s August 2022 attacks, potentially amounting to war crimes.14 In 2023, Lockheed sold 25 additional F-35 fighter jets to Israel for $3 billion, adding to its previous collection of 50 such jets.15 Lockheed’s F-35 Lightning II jets have a history of technical complications and failures, and the US Government reported that the “operational suitability of the F-35 fleet remains below Service expectations and requirements.”16 Despite these failures, contracts have continued partly due to the Company’s heavy lobbying efforts in 2023 on F-35 funding.17 Lobbyists may have also engaged with defense spending for the F-35 program through other appropriation bills and acts, though specific disclosure on the items on which they lobbied is unclear.18 In February 2024, a Dutch court blocked all foreign exports of F-35 fighter jet parts to Israel over concerns that they were being used to violate international law in Gaza.19

The revolving door between the Pentagon and major defense contractors is another example that demonstrates the blurred lines between the role of government and the private sector in influencing the US foreign policy agenda. In 2023, 73% of Lockheed’s lobbyists were reportedly “revolving door lobbyists,” meaning they previously served in a government regulator position before working with lobbying firms and private sector organizations that, in many cases, they used to oversee.20

In 2023, Senator Elizabeth Warren released a report identifying over 672 former government officials, military officers, and members of Congress who are part of the “revolving door” and have worked as lobbyists, board members, or executives for the top 20 defense companies.21 The Department of Defense Ethics and Anti-corruption Act was introduced in 2023 in response to this. If adopted, it would place a four-year ban on defense contractors hiring DoD officials and require companies to disclose their “revolving door” hires.22 The DoD itself acknowledged the US Government Accountability Office’s recommendation that they need to “further enhance compliance efforts related to former employees working for defense contractors” to ensure that “the government does not do business with companies whose employees violate the lobbying restriction with their employers’ knowledge”.23

Although Lockheed is mandated to disclose its direct lobbying activities, there is limited transparency regarding its indirect lobbying efforts and donations, which play a role in informing and shaping public policy. Lockheed reportedly donated at least $950,000 in 2022 to think tanks that cover nuclear weapons.24 Lockheed allegedly generated over $2 billion in revenue in 2022 from activities related to nuclear weapons, despite the significant inherent risks in this sector.25 Nuclear weapons are illegal under international law because of their indiscriminate and disproportionate effects on civilians, posing a threat to the security of humanity as a whole.26 Presently, the company holds $392.8 billion in active nuclear contracts.27 Although the US has not ratified the Treaty on the Prohibition of Nuclear Weapons, which entered into force in January 2021, companies may be required to demonstrate that they are not conducting prohibited activities in jurisdictions that ratified the Treaty, a potentially costly endeavor. In addition to this, the Treaty serves as an important milestone in the development of the norm against nuclear weapons, and can influence the behavior of states not party, as evidenced by other weapons prohibition treaties.28 The lack of transparent disclosure regarding Lockheed Martin’s indirect lobbying and other political expenditures hinders investors from assessing potential discrepancies with the company's stated commitments and policies.

This communication does not seek authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxies in accordance with the instructions in Lockheed Martin’s proxy statement.

According to an analysis done by the Quincy Institute in 2023, media outlets disproportionately rely on commentary from defense sector-funded think tanks.29 The analysis found that “media outlets rarely identify conflicts of interest posed by experts they cite from defense industry funded think tanks in cases where they offer their opinions on policies that would benefit the defense industry.” The Center for International Policy released a 2020 report that highlights the critical role think tanks have played in shaping US policy.30 Nearly a third of the top foreign policy think tanks in the United States do not disclose their donors.31 For instance, at an American Enterprise Institute (AEI) event featuring panelists from Lockheed and Northrop Grumman, the moderator stated, "We’d be remiss if we didn’t mention that both Lockheed and Northrop provide philanthropic support to AEI. We are grateful for that support."32 However, this information is still absent from the organization’s website. AEI previously came under scrutiny for allegedly lobbying to sell advanced fighter jets to Taiwan while receiving donations from Taiwanese government entities, thereby highlighting the concerns associated with undisclosed lobbying activities.33

2.	Participating in political activities (including both direct and indirect lobbying efforts as well as expenditures targeted at particular political campaigns) that do not with align with the Company’s Human Rights Policy creates legal, reputational, and regulatory risks to the Company and its investors

Corporate political activity (CPA), defined as company efforts to shape government policy in ways favorable to them, encompasses a broad range of activities which include indirect and direct lobbying, political action committee (PAC) contributions, electioneering, charitable contributions, and contributions to trade associations, non-profit organizations (501c3), and social welfare organizations (501c4). Lockheed lacks a robust process to determine whether its CPA, including indirect lobbying and contributions to third parties, may be misaligned with its own human rights commitments.

Prominent proxy advisor firms, including Glass Lewis and Vanguard, cite the risks associated with poor CPA practices. Glass Lewis states that “companies should disclose as much relevant information as possible to help shareholders assess whether political spending activities are aligned with a company’s policy and best interests and that companies should carefully consider the inherent reputational risks associated with supporting candidates or trade associations whose positions can be interpreted as contrary to company values.”34 Similarly, according to Vanguard, “[p]oor governance of corporate political activity, coupled with misalignment to a company’s stated strategy or a lack of transparency about the activity, can manifest into financial, legal, and reputational risks that can affect long-term value for Vanguard funds.”35 According to the Conference Board, corporate executives find that it is significantly more challenging to recover from a fall in reputation than it is to build and maintain a good reputation.36 They also find that having a high reputation ranking is associated with better financial performance for a company. Companies that enjoy robust reputations experience higher market capitalization, successful attraction retention of top talent, and enhanced operational efficiency.37

This communication does not seek authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxies in accordance with the instructions in Lockheed Martin’s proxy statement.

Additionally, as a result of the increased scrutiny surrounding a company’s political engagements from consumers, employees, investors, and the media, CPA is a “high risk” landscape.33 In December 2023, Si2 released a report detailing the concerted interest of investors in lobbying disclosure and increased corporate oversight. Support for the 104 lobbying resolutions voted on since 2020 has consistently exceeded 32%.34 The incongruence of a company’s commitments and its CPA can pose risks related to employee engagement and retention, recruitment of top talent, and consumer preferences.35 The possible risks to reputation due to a mismatch between a company's direct and indirect lobbying efforts and their effects on performance warrant additional disclosure from Lockheed.

3.	Lockheed’s existing disclosures on its political activities as cited in the Statement of Opposition fail to respond to the request of the Proposal, narrowly focusing on direct lobbying and neglecting the material risks brought on by lack of information in Company’s indirect lobbying and other political activities.

In its opposition statement, Lockheed asserts “we comprehensively disclose our political activities and spending.” However, Lockheed’s disclosures on political activities only address PAC contributions, trade associations, and lobbying mandated disclosures, all of which have significant limitations. The Company does not provide disclosure on 501(c)(4) contributions, grassroots lobbying, charitable donations, or other types of political activities.

Lockheed’s Political Disclosures page claims that it contributes to the “political and public policy process in a responsible and ethical way that serves the best interests of our stockholders and customers.”38 Although the Company’s disclosure of a restricted range of political engagements meets legal requirements, it falls short in enabling shareholders to assess potential discrepancies with its human rights, ethical standards, and sustainability pledges. Lockheed complies with mandated regulations for direct lobbying by submitting filings at both federal and state levels. Nonetheless, these reports are often intricate and difficult, if not impossible, to decipher. While they generally reveal the monetary contributions made and the bills lobbied, they seldom specify the particular provisions of the bill that were targeted or whether the company supported or opposed those provisions.

Furthermore, Lockheed fails to disclose its indirect lobbying efforts aside from those conducted through trade associations. According to Glass Lewis, grassroots lobbying is “attempts to influence public opinion and encourage action with respect to relevant legislation” undertaken without the use of professional lobbyists.39 Notably, grassroots lobbying by companies does not require disclosure, which prevents shareholders from determining alignment between CPA and stated commitments. Furthermore, Lockheed’s political disclosures page only lists national-level trade associations to which the Company has paid dues greater than $25,000 USD in a single year.40 It is unclear whether this is an exhaustive list or only a selective subset of Lockheed’s trade association contributions.

In its statement of opposition, Lockheed asserts that “the Company’s political activities fully align to [its] human rights policy.” However, this conclusion cannot be independently verified without a more robust disclosure of the Company’s political engagements. Lockheed’s current disclosure practices on political activities are not adequate to determine whether they align with stated human rights policies. Investor expectations for alignment between companies’ political activities and stated commitments and values are increasing. Reporting on alignment helps investors assess a company’s adherence and commitment to its values and goals, which is critical to long-term shareholder value.

This communication does not seek authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxies in accordance with the instructions in Lockheed Martin’s proxy statement.

Conclusion

Proponents encourage all Lockheed Martin shareholders to support Proposal 4: Stockholder Proposal Requesting a Report on Alignment of Political Activities with Human Rights Policy

For more information, please contact: Jillianne Lyon, Program Director at Investor Advocates for Social Justice and representative Sisters of St. Francis of Philadelphia, via email: jlyon@iasj.org or phone: 973-509-8800.

Appendix A

Response to Bowyer Research’s Exempt Solicitation

We regret to see that Bowyer Research filed an exempt solicitation in opposition to the Proposal.41 Bowyer Research blatantly mischaracterizes the Proponents and falsely claims that the Proposal asks Lockheed to “take sides” in the conflict between Israel and Hamas. Investor Advocates for Social Justice (IASJ) represents the Proponent as their socially responsible investment consultant, and supported with the drafting and submission of the Proposal. IASJ’s shareholder advocacy is grounded in human rights principles and is supported by strong legal and financial risk arguments. By ascribing to the highest standards of integrity and the belief in the inherent dignity of all human beings, IASJ sees itself as morally obligated to call out human rights abuses, whether or not it is politically disadvantageous to do so. The Proposal calls attention to human rights violations associated with Lockheed weapons used by Israel Defense Forces in Gaza. UN experts have warned that weapons exports to Israel for use in Gaza are likely to violate international humanitarian law and must cease immediately.42

Contrary to Bowyer Research’s claim that “it is neither logical nor feasible to expect Lockheed Martin to assume moral responsibility for every weapon it sells,” Lockheed has a responsibility under international law to respect human rights throughout its operations. The UN Guiding Principles on Business and Human Rights (UNGPs) constitute the global authoritative framework outlining the roles and responsibilities of states and companies and assert that “the responsibility to respect human rights is a global standard of expected conduct for all business enterprises wherever they operate.”43 Lockheed itself acknowledges that “being a responsible corporate citizen includes a commitment to the protection and advancement of human rights.”44 However, Lockheed weapons have been connected to apparent war crimes and attacks against civilians, including children.45 Though Bowyer Research characterizes civilian casualties as an “unfortunate reality of operations,” attacks in which civilians are killed in Gaza may amount to war crimes and other blatant violations of international humanitarian law.46

Contrary to Bowyer Research’s assertion that Proponents are “taking sides” in the Israel/Hamas conflict, IASJ has called out violations by both sides, publicly condemning the violent acts by Hamas during the October 7, 2023 attack on civilians, as well as attacks by Israel against Palestinian civilians.47 Apparent war crimes have been committed by both warring parties.48 However, the Proposal calls attention to Israel’s human rights abuses since Lockheed supplies weapons to Israel, not Hamas, that have been used to perpetuate human rights violations.49

This communication does not seek authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxies in accordance with the instructions in Lockheed Martin’s proxy statement.

The Proposal asks for Lockheed to report on lobbying alignment with its stated values, an ask with broad support from investors.50 Bowyer Research’s exempt solicitation makes an erroneous and offensive logic leap when proclaiming that the Proposal’s intent, “if adopted, would leave thousands of innocent Israeli men, women, and children slaughtered by terrorist militants.” Instead of basing its opposition on the facts and merits highlighted in the Proposal, Bowyer Research bases its argument on political talking points and rhetoric that advance its agenda at the expense of investor concerns. In doing so, it attacks the reputation and moral character of the Proponent in an attempt to malign their credibility, instead of addressing the Proposal's human rights concerns related to Lockheed.

For the foregoing reasons, we respectfully disagree with Bowyer Research’s mischaracterizations of the Proposal and the Proponent. In addition to the deficiencies we have pointed out in Bowyer Research’s arguments, we believe its exempt solicitation draws shareholders’ attention away from the concerns the Proposal seeks to address: significant risk associated with lobbying and political activities that are misaligned with Lockheed’s stated human rights commitments. By mischaracterizing and, at times, fabricating, the language and motives of the Proposal, we believe Bowyer Research has chosen to undermine human rights and shareholder rights.

_____________________________

1 https://www.lockheedmartin.com/content/dam/lockheed-martin/eo/documents/ethics/cps-021.pdf

2 https://www.opensecrets.org/news/reports/capitalizing-on-conflict/yemen-case-study

3 https://www.ohchr.org/sites/default/files/2022-08/BHR-Arms-sector-info-note.pdf

4 https://www.citizen.org/news/new-report-reveals-corporate-state-lobbying-disclosure-black-hole/

5 https://www.opensecrets.org/federal-lobbying/clients/lobbyists?cycle=2023&id=d000000104

6 https://www.lockheedmartin.com/en-us/who-we-are/international.html

7 https://www.amnesty.org/en/latest/news/2015/09/yemen-the-forgotten-war/

8 https://www.amnesty.org/en/latest/news/2019/09/arms-companies-failing-to-address-human-rights-risks/

9 https://www.paxforpeace.nl/media/files/mwatana-day-of-judgement.pdf ; https://www.hrw.org/news/2018/09/02/yemen-coalition-bus-bombing-apparent-war-crime

10 https://www.opensecrets.org/federal-lobbying/firms/summary?id=D000074510

11 https://dawnmena.org/buck-mckeon-and-firm-made-over-2-million-lobbying-for-saudi-government/

12 https://www.afsc.org/resource/us-corporations-complicit-military-attacks-gaza ; https://www.hrw.org/news/2021/07/27/gaza-apparent-war-crimes-during-may-fighting#

13 https://www.turkiyenewspaper.com/world/18573#:~:text=Lobbying%20Fraud,contract%20for%20running%20national%20labs

14 https://www.aljazeera.com/opinions/2022/8/12/israel-normalising-terror-one-dawn-at-a-time ; https://www.amnesty.org/en/documents/mde15/6079/2022/en/

15 https://www.reuters.com/world/middle-east/israel-buy-25-more-f-35-stealth-jets-3-bln-deal-2023-07-02/

16 https://www.dote.osd.mil/Portals/97/pub/reports/FY2023/other/2023annual-report.pdf?ver=d7gusiIrcbYmxM0oDkPSFg%3d%3d

17 https://lda.senate.gov/filings/public/filing/ad354c5f-3d08-42c9-a855-9ee9d8b95c9d/print/ /; https://lda.senate.gov/filings/public/filing/b3ab051f-31c3-44cf-9dde-507dd997a556/print/ /; https://lda.senate.gov/filings/public/filing/9c439e59-2636-4528-9df3-1c27aabbd3b4/print/ /; https://lda.senate.gov/filings/public/filing/826abc7e-6c5c-4629-bc6c-7bcb141d1ac1/print/

18 https://lda.senate.gov/filings/public/filing/6f8e0a83-06df-46ab-9052-8be60e433e59/print/

19 https://www.reuters.com/business/aerospace-defense/dutch-court-orders-halt-export-f-35-jet-parts-israel-2024-02-12/

This communication does not seek authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxies in accordance with the instructions in Lockheed Martin’s proxy statement.

20 https://www.opensecrets.org/federal-lobbying/clients/lobbyists?cycle=2023&id=d000000104

21 https://www.warren.senate.gov/imo/media/doc/DoD%20Revolving%20Door%20Report.pdf

22 https://www.forbes.com/sites/williamhartung/2023/05/03/new-revelations-underscore-need-to-curb-defense-revolving-door/?sh=4ba3c51362a0

23 https://www.gao.gov/assets/gao-21-104311.pdf

24 https://assets.nationbuilder.com/ican/pages/3785/attachments/original/1686495965/ICAN_Spending_Report_2023_sm.pdf?1686495965

25 https://assets.nationbuilder.com/ican/pages/3785/attachments/original/1686495965/ICAN_Spending_Report_2023_sm.pdf?1686495965

26 https://treaties.un.org/doc/Treaties/2017/07/20170707%2003-42%20PM/Ch_XXVI_9.pdf

27 https://assets.nationbuilder.com/ican/pages/3785/attachments/original/1686495965/ICAN_Spending_Report_2023_sm.pdf?1686495965 pg. 43

28 Cluster Munitions Monitor 2019, http://www.the-monitor.org/en-gb/reports/2019/cluster-munition-monitor-2019/cluster-munitionban-policy.aspx ; Landmine Monitor 2019, http://www.the-monitor.org/en-gb/reports/2019/landmine-monitor-2019/ban-policy.aspx.

29 https://quincyinst.org/research/defense-contractor-funded-think-tanks-dominate-ukraine-debate/#executive-summary

30 https://3ba8a190-62da-4c98-86d2-893079d87083.usrfiles.com/ugd/3ba8a1_c7e3bfc7723d4021b54cbc145ae3f5eb.pdf

31 https://quincyinst.org/research/defense-contractor-funded-think-tanks-dominate-ukraine-debate/

32 https://www.aei.org/wp-content/uploads/2022/04/220419-Bringing-the-DODs-innovative-command-control-to-life.pdf?x91208

33 https://www.thenation.com/article/archive/secret-foreign-donor-behind-american-enterprise-institute/

34 https://www.glasslewis.com/wp-content/uploads/2021/11/ESG-Initiatives-Voting-Guidelines-GL-2022.pdf

35 https://corporate.vanguard.com/content/dam/corp/advocate/investment-stewardship/pdf/perspectives-and-commentary/INVSPOLS_032021.pdf

36 “Reputation Risk,” The Conference Board, 2007, p. 6, https://papers.ssrn.com/sol3/papers.cfm?abstract_id=1077894.

37 https://www.provokemedia.com/research/article/link-between-corporate-reputation-market-value-strengthens-study ; https://www.ipsos.com/sites/default/files/ct/publication/documents/2018-05/unlocking_value_of_reputation-may_2018.pdf ; hbr.org/2016/03/a-bad-reputation-costs-company-at-least-10-more-per-hire

38 https://www.lockheedmartin.com/en-us/who-we-are/leadership-governance/board-of-directors/political-disclosures.html

39 https://www.glasslewis.com/wp-content/uploads/2021/04/In-Depth-Corporate-Political-Spending.pdf

40 https://www.lockheedmartin.com/en-us/who-we-are/leadership-governance/board-of-directors/political-disclosures.html

41 https://www.sec.gov/Archives/edgar/data/936468/000109690624000773/bowy_px14a6g.htm

42 https://www.ohchr.org/en/press-releases/2024/02/arms-exports-israel-must-stop-immediately-un-experts

43 https://www.ohchr.org/sites/default/files/documents/publications/guidingprinciplesbusinesshr_en.pdf

44 https://sustainability.lockheedmartin.com/sustainability/beyond-the-smp/human-rights/#:~:text=At%20Lockheed%20Martin%2C%20we%20believe,Others%20and%20Perform%20with%20Excellence.

45 https://www.amnesty.org/en/latest/news/2015/09/yemen-the-forgotten-war/ ; https://www.theguardian.com/world/2018/aug/19/us-supplied-bomb-that-killed-40-children-school-bus-yemen

46 https://www.hrw.org/news/2024/04/04/gaza-israeli-strike-killing-106-civilians-apparent-war-crime ; https://www.amnesty.org/en/latest/news/2024/02/israel-opt-new-evidence-of-unlawful-israeli-attacks-in-gaza-causing-mass-civilian-casualties-amid-real-risk-of-genocide/

47 https://iasj.org/statement-on-the-israel-hamas-conflict-international-humanitarian-law-and-investor-responsibility/

48 https://press.un.org/en/2024/sc15653.doc.htm

49 https://investigate.afsc.org/company/lockheed-martin

50 https://www.citizen.org/wp-content/uploads/Corporate_State_Lobbying_Black_Hole_Report_2023.pdf

This communication does not seek authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxies in accordance with the instructions in Lockheed Martin’s proxy statement.